Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2024

Assets		
Cash and cash equivalents	$	350,641
Commissions receivable		72,225
Cash deposit with clearing broker		101,286
Other receivables		40,224
Due from related parties, net of $112,892 allowance		606,153
Deferred tax asset		21,674
Total Assets	$	1,192,203
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	58,651
Due to related party		3,800
Total Liabilities		62,451
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		847,965
Total Stockholder's Equity		1,129,752
Total Liabilities and Stockholder's Equity	$	1,192,203